MARKETINGMOBILETEXT, INC.

February 2, 2012

Ryan Houseal

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington DC 20549

Re:

MarketingMobileText, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed December 21, 2011

File No. 333-178652

Dear Mr. Houseal:

MarketingMobileText, Inc., a Nevada corporation (the “Company”), has received and reviewed your letter of January 17, 2012 pertaining to the Company’s Registration Statement on Form S-1 (the “Filing”) as filed with the Securities & Exchange Commission (the “Commission”) on December 21, 2011.

Specific to your comments, our responses below are in addition to those filed via the Edgar system:

FORM S-1

The following numbered responses correspond to those numbered comments as set forth in the comment letter dated January 17, 2012.

Prospectus Summary

Company Overview

1.

We note your belief that registering this offering will enable you to capitalize on our becoming a reporting company by providing investors with “full transparency” about your operations.  Given the limited nature of your reporting obligations, as discussed in your risk factor disclosure on page 9, please revise this statement so that it takes into account the limited reporting obligations that you will be subject to when your registration statement is declared effective.

RESPONSE: We have revised the Filing on Page 5 to include the following language:

“Although we were only recently incorporated and have not yet commenced substantive operations, we believe that conducting this Offering will allow the Company added flexibility to raise capital in today's financial climate. There can be no assurance that we will be successful in our attempt to sell 100% of the shares being registered hereunder; however, we believe that investors in today's markets demand more transparency and by our registering this Offering and becoming a reporting company, we will be able to capitalize on this fact. While we believe that our limited reporting requirements will satisfy most investors seeking transparency in any potential investment, we still caution that simply because we have a registration statement declared effective the Company will not become a “fully reporting” company, but rather, we will be only subject to the reporting requirements of Section 15(d) of the Securities Exchange Act of 1934. Accordingly, except during the year that our registration statement becomes effective, these reporting obligations may be automatically suspended under Section 15(d) if we have less than 300 shareholders at the beginning of our fiscal year and our required disclosure is less extensive than the disclosures required of “fully reporting” companies. For example, we are not subject to disclose in our Form 10K risk factors, unresolved staff comments, or selected financial data, pursuant to Items 1A, 1B, 6, respectively.”

501 Santiago Avenue, Long Beach, CA 90814

Risk Factors

“You may have limited access to information regarding our business because we are a limited reporting company…”, page 9

2.

You should generally avoid mitigating language in risk factor discussions, such as clauses that begin with “while,” “although,” or “however.”  In this regard, we note by way of example the disclosure under the risk factor heading “You may have limited access to information…” on page 9 where you state that “however, that filing obligation will generally apply even if our reporting obligation have been suspended…”  Please clarify what you are attempting to convey by this statement.  For guidance, see Staff Observations in the Review of Smaller Reporting Company IPOs, available on our website at http://www.sec.gov/divisions/corpfin/guidance/cfsmallcompanyregistration.htm.

RESPONSE: We have revised the Filing on Page 9 to clarify and have included the following language:

“The Company will not become a fully reporting company, but rather, will be subject to the reporting requirements of Section 15(d) of the Securities Exchange Act of 1934. As of effectiveness of our registration statement of which this prospectus is a part, we will be required to file periodic reports with the SEC which will be immediately available to the public for inspection and copying (see “Where You Can Find More Information” elsewhere in this prospectus). Except during the year that our registration statement becomes effective, these reporting obligations may be automatically suspended under Section 15(d) if we have less than 300 shareholders at the beginning of our fiscal year. We currently have fewer than 300 shareholders and if we continue to have fewer than 300 shareholders, we will be exempt from the filing requirements as required pursuant to Section 13 of the Securities Exchange Act and will not be required to file any periodic reports, including Form 10Q and 10K filings, with the SEC subsequent to the Form 10K required for the fiscal year in which our registration statement is effective. Further, disclosures in our Form 10K that we will be required to file for the fiscal year in which our registration statement is effective, is less extensive than the disclosures required of fully reporting companies. Specifically, we are not subject to disclose in our Form 10K risk factors, unresolved staff comments, or selected financial data, pursuant to Items 1A, 1B, 6, respectively. If the reports are not filed or are less extensive than those required of fully reporting companies, the investors will have reduced visibility as to the Company and its financial condition.”

“We may be exposed to potential risks resulting from new requirements under section 404 of the Sarbanes-Oxley Act of 2002,” page 14

3.

Your statement that you will be required to include in your annual report an assessment of the effectiveness of your internal control over financial reporting beginning with your fiscal year ending September 30, 2011 is unclear given  that your filing has not been declared effective as of the date of this letter.  In this regard, we note that you will not be required to provide management’s report on the effectiveness of your internal controls over financial reporting until your second annual report, and that you will be exempt from the auditor attestation requirements concerning any such report so long as you are a smaller reporting company.  Please revise your document to make this clear and include additional risk factor disclosure as necessary.  In addition, you might consider informing readers of the fact that you have not assessed the effectiveness of your disclosure controls and procedures or our internal controls over financial reporting and how this may affect your operations.

RESPONSE: We have revised the Filing on Page 15 to include the following language:

“We may be exposed to potential risks resulting from new requirements under section 404 of the Sarbanes-Oxley Act of 2002.

In addition to the costs of compliance with having our shares listed on the OTCBB, there are substantial penalties that could be imposed upon us if we fail to comply with all regulatory requirements. In particular, under Section 404 of the Sarbanes-Oxley Act of 2002, as a smaller reporting company, our management will be required to provide a report on the effectiveness of our internal controls over financial reporting, beginning with our second annual report, and we will not be required to provide an auditor’s attestation regarding such report. We have not assessed the effectiveness of our disclosure controls and procedures or our internal controls over financial reporting, and we expect to incur additional expenses and diversion of management’s time as a result of performing the system and process evaluation, testing and remediation required in order to comply with the management certification requirements. Additionally, investors should be aware of the risk that management may assess and render the Company’s internal controls ineffective, which could have a material adverse effect on the Company’s financial condition or result of operations.”

501 Santiago Avenue, Long Beach, CA 90814

4.

In addition, consider including risk factor disclosure that informs readers of Ms. Storms’ limited experience operating a public company in your chosen industry.  Also, given that Ms. Storms will be your sole director and executive officer, you should address her limited experience with accounting and financial matters, which will affect her ability to develop effective disclosure controls and procedures and internal control over financial reporting.

RESPONSE: We have revised the Filing on Page 10 to include the following risk factor:

“The lack of public company experience of our sole officer and director could adversely impact our ability to comply with the reporting requirements of U.S. securities laws.

Our sole officer and director, Ms. Storms, lacks public company experience, which could impair our ability to comply with legal and regulatory requirements such as those imposed by Sarbanes-Oxley Act of 2002. She has never been responsible for managing a publicly traded company and she has had limited experience with accounting and financial matters. As the sole officer and director of a public company, Ms. Storms’ responsibilities include complying with federal securities laws and making required disclosures on a timely basis. Ms. Storms may not be able to implement programs and policies in an effective and timely manner that adequately respond to such increased legal, regulatory compliance and reporting requirements, including establishing and maintaining internal controls over financial reporting.

Additionally, Ms. Storms’ limited financial and accounting experience may affect her ability to develop effective disclosure controls and procedures and internal control over financial reporting. Any such deficiencies, weaknesses or lack of compliance could have a materially adverse effect on our ability to comply with the reporting requirements of the Securities Exchange Act of 1934, which is necessary to maintain our public company status. If we were to fail to fulfill those obligations, our ability to continue as a U.S. public company would be in jeopardy in which event investors could lose their entire investment in our Company.”

Use of Proceeds, page 15

5.

You have inconsistent statements in your filing as to whether you intend to repay Ms. Storms back for her initial investment to the company.  In the summary, you state that you intend to repay her while in the use of proceeds you state that you do not.  Please advise or revise. To the extent that you to intend to repay Ms. Storms, please provide the disclosure responsive to Instruction 4 to Item 504.

RESPONSE: While we intend to repay Ms. Storms for her initial investment to the Company, we intend to pay her back out of revenues received by the Company, not out of any proceeds we receive from the Offering; therefore, we have revised the Filing to clarify and have included the following risk factor on Page 9 of the Filing:

“The Company has received a portion of its initial financing through the issuance of a series of promissory notes to our President, and the repayment of such notes prior to the Company's achieving profitability would have a negative effect on the Company's business prospects.

The Company has issued a series Promissory Notes (the “Notes”), in the aggregate principal amount of $29,995 to Kelly Storms, the President of the Company, to evidence funds previously loaned by Ms. Storms to the Company. The Notes earn interest at the rate of 10% per annum and are due and payable on demand upon 10 days written notice from Ms. Storms.

The Company intends to repay these Notes through revenue generated from the execution of the Company's business plan. The Company has no plans to use any funds generated from the proceeds of this Offering to pay off the Notes.  Any demand for repayment of the Notes prior to the Company generating sufficient revenue to do so would have a significant negative impact on the Company's ability to initiate its business plan.”

Description of Business

Opportunity, page 21

6.

You cite to data provided by Infinita from March 2010 as evidence of the number of subscriber to the mobile coupon service of McDonald’s in Japan. Given that you are a development stage company, have not earned any revenues, and you limited operating history, it is unclear why the number of subscribers to the mobile coupon service of McDonald’s in Japan is relevant to your market opportunities.  Please advise or in the alternative, consider removing reference to this report from your document

501 Santiago Avenue, Long Beach, CA 90814

RESPONSE: We have removed any reference to this report from the Filing.

7.

As a related matter, we note your reference to third-party reports such as the Infinita report, the Ferris Research report, the Nielsen Mobile report and the M: Metrics report.  Please provide us supplementally with copies of these reports.  Text in the report that is cited in your document should be highlighted and you should provide cross-references to the pages of your filing where the text of the reports is cited.  Tell us whether any of the third-party reports referenced in your document were prepared specifically for this filing.  To the extent that any of the reports have been prepared specifically for this filing, you should file a consent from each third party as an exhibit to the registration statement.  Finally, you should revise your document to include the date for each third-party report referenced.

RESPONSE: None of the referenced reports were prepared specifically for this Filing; therefore, we have removed all references to such third-party reports in their entirety.

Current Operations, page 22

8.

Please revise your document to describe any additional work needed to complete your advertising solutions platform.  See Item 101(h)(4)(iii) of Regulation S-K.  We note that you have created “the initial mockups of [your] planned mobile marketing solutions platform.”  In addition, to the extent that additional work is required to complete the development of your platform, you should refrain from referring to the intended features of your platform in a way that implies the certainty of your platform’s performance.  In this regard, we note your statement that you platform “will allow subscribing business the ability to log into our website and create and send their own text message to their clientele or users…”

RESPONSE: We have revised the Filing accordingly and have included the following language on Page 22 of the Filing:

“All aspects of Phase 1 have been completed, with the exception of raising additional funding. To date, our founder, Kelly Storms, has conducted all operations. As such, upon incorporating our Company, Ms. Storms was named as the Company's sole officer and director. All operations have been funded by Ms. Storms to this point. Operations and expenditures have included the incorporation of MarketingMobileText, Inc. under the laws of the State of Nevada, and the formation of an extensive business plan in which we have mapped out all of the initial services that we will offer to our advertising clients once our marketing platform is developed. The Company has also engaged the help of a designer to work closely with Ms. Storms to put her ideas onto paper, and create the initial mockups of our planned mobile marketing solutions platform. Our initial designs have been included within the “Products and Services” section of this prospectus so that potential investors may have a clearer vision of what it is that we hope to create. Phase 1 will culminate with the completion of this Offering, which will hopefully allow us to raise capital through the sale of our securities and see us through Phase 2 and 3. Phase 2 involves hiring a software developer to help with the development and completion of our advertising solutions platform and we do not intend on entering Phase 2 until the Company raises additional funding either through completion of this Offering or through third parties if the Company does not receive sufficient proceeds from this Offering. Further description of Phases 2 and 3 of our business plan are included in the “Plan of Operations” section of this prospectus.”

Directors, Executive Officers, Promoter and Control Persons, page 30

9.

We note the significant responsibilities that your sole officer and director has undertaken in her current position as vice president of TMS Cruise Divisions.  It is therefore unclear how Ms. Storms will be able to initially devote up to 60 hours per week to your business, and will devote additional time as required.  Please advise.

RESPONSE: As Vice President of TMS Cruise Divisions, Ms. Storms is fortunate to have a very flexible work environment and schedule; thus she can fulfill her responsibilities both during the week and on the weekend, allowing her to devote more time to the Company. Thus, we have revised the Filing on Page 30 to include the following language:

“As Vice President of TMS, Ms. Storms makes her own schedule and has a very flexible work environment; therefore, she can devote time both during the week and on the weekend to TMS and to our Company, as needed. Ms. Storms has committed to devote up to 60 hours per week to the Company initially, and will devote additional time as required by the Company.”

501 Santiago Avenue, Long Beach, CA 90814

Signatures, page II-4

10.

Please revise your document so that in the paragraph preceding the signature of the registrant is as set forth in Form S-1.  In this regard, we note by way of example that this paragraph does not state which city and state where the signature was duly authorized.

RESPONSE: We have revised the Filing accordingly.

In connection with the Company’s responding to the comments set forth in the January 17, 2012 letter, the Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and,

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A copy of this letter and any related documents have also been filed via the EDGAR system. Thank you for your courtesies.

Very truly yours,

MarketingMobileText, Inc.

/s/ Kelly Storms

By: Kelly Storms,

Its:  President and CEO

5

501 Santiago Avenue, Long Beach, CA 90814